Exhibit 99.1

Scinai Regains Full Compliance with Nasdaq Listing Requirements

Jerusalem, ISRAEL – aUGUST 29, 2024 – Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI; “Scinai”, or the “Company”), a biopharmaceutical company focused on developing inflammation and immunology (I&I) biological products and on providing CDMO services through its Scinai Bioservices business unit, today announced that on August 27, 2024, it received formal notification (the “Notification”) from the Listing Qualification Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) that the Company has regained compliance with Nasdaq Listing Rule 5550(b)(1) (the “Rule”) that requires listed companies to maintain stockholders’ equity of at least $2.5 million. On August 21, 2024, the Company announced the closing of the Loan Restructuring Agreement with European Investment Bank converting approximately $29 million of debt to preferred equity and leaving a debt balance of €250,000 (approximately $273,000), as a result of which the Company has stockholders’ equity in excess of $2.5 million. The Company is now back in full compliance with all Nasdaq listing requirements.

Amir Reichman, the Company’s CEO, stated “After quite a bit of heavy lifting we have cleaned up our balance sheet through the conversion of almost $29 million of debt into equity and regained full compliance with the Nasdaq listing requirements. This clears the path for us to focus on our promising R&D programs and our new CDMO business unit to build shareholder value. Our thanks to all who participated in this turnaround and the patience, cooperation and support shown by our stakeholders.”

As is the policy at Nasdaq when a listed company regains compliance with the shareholders’ equity rule, the Staff stated in the Notification that the Company is subject to a Mandatory Panel Monitor for a period of one year from the date of the Notification. If within that one-year monitoring period the Staff finds the Company again out of compliance with the Rule, the Company will not be permitted to provide the Staff with a plan of compliance with respect to that deficiency and the Staff will not be permitted to grant additional time for the Company to regain compliance with respect to that deficiency, and the Company will not be afforded an applicable cure or compliance period pursuant to Nasdaq Listing Rule 5810(c)(3). Instead, the Staff will issue a Delist Determination Letter and the Company will have an opportunity to request a new hearing.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical cGMP manufacturing, and pre-clinical and clinical trial design and execution services for early stage biotech drug development projects.

Company website: www.scinai.com.

Company Contacts

Investor Relations | +972 8 930 2529 | ir@scinai.com

Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Examples of such statements include, but are not limited to, the ability of the Company to remain compliant with the continued listing standards of Nasdaq. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to; the risk that the Company will otherwise be unable to remain compliant with the continued listing requirements of Nasdaq; lower than anticipated revenues of Scinai’s CDMO business in 2024 and thereafter, failure to sign agreements with other potential clients of the CDMO business; a delay in the commencement and results of pre-clinical and clinical studies, the risk of delay in, Scinai’s inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not be successful in expanding its CDMO business or in-license other NanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met or that Scinai will not be successful in bringing the NanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 15, 2024, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.